Filed pursuant to Rule 433
Dated March 19, 2012

Relating to
Pricing Supplement No. 125 dated March 19, 2012 to
Registration Statement No. 333-178081
Global Medium-Term Notes, Series F

Fixed Rate Senior Notes Due 2017

Issuer:	Morgan Stanley
Principal Amount:	$2,000,000,000
Maturity Date:	March 22, 2017
Trade Date:	March 19, 2012
Original Issue Date (Settlement):	March 22, 2012 (T+3)
Interest Accrual Date:	March 22, 2012
Issue Price (Price to Public):	99.820%
Agents’ Commission:	0.35%
All-in Price:	99.470%
Net Proceeds to Issuer:	$1,989,400,000
Interest Rate:	4.75% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each March 22 and September 22, commencing September 22, 2012
Day Count Convention:	30/360
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61747YDT9
ISIN:	US61747YDT91
Issuer Ratings:	A2 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A+ (R&I) / A (high) (DBRS) (Downgrade Review / Negative / Stable / Negative / Negative)
Agents:
Morgan Stanley & Co. LLC (“MS & Co.”) and such other agents as shall be named in the above-referenced Pricing Supplement.  MS & Co. is our wholly-owned subsidiary. MS & Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated November 21, 2011
Prospectus Dated November 21, 2011